Exhibit 77D

THE ROYCE FUND

        On April 4, 2013, The Board of Trustees of The Royce Fund voted to revise the non-fundamental investment policies of Royce Pennsylvania Mutual Fund, Royce Micro-Cap Fund, Royce Premier Fund, Royce Low-Priced Stock Fund, Royce Total Return Fund, Royce Heritage Fund, Royce SMid-Cap Value Fund, Royce Enterprise Select Fund, Royce Focus Value Fund, Royce Partners Fund, Royce Opportunity Select Fund, Royce Global Dividend Value Fund, Royce International Premier Fund, Royce International Micro-Cap Fund and Royce Special Equity Multi-Cap Fund, effective May 1, 2013, to establish a requirement that no more than 5% of the Fund’s net assets be invested in companies headquartered in Developing Countries.